Exhibit 99.1

Patriot Life Insurance Company Upgrades its Life & Annuities Underwriting Capabilities

Milliman IntelliScript’s Irix® – Risk Score integrates with the latest version of Sapiens UnderwritingPro for Life & Annuities, which is now generally available

Holon, Israel – December 5, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Patriot Life Insurance Company (Patriot Life Insurance), a North American life insurance provider with an extensive network of independent agents, upgraded to Sapiens UnderwritingPro for Life & Annuities version 10.

UnderwritingPro has been a powerful vehicle to accelerate Patriot Life Insurance’s growth. Version 10 enables Patriot Life Insurance to utilize Milliman IntelliScript’s Irix® – Risk Score. Sapiens closely partnered with Milliman IntelliScript for a seamless third-party vendor integration. Irix – Risk Score is a prescription-based predictive model that simplifies the decision-making process by quantifying the relative mortality risk of life insurance applicants. It accelerates the underwriting process, enabling insurers to make a quicker policy decision. Risk Score delivers a better customer experience and a more cost-effective underwriting process for the insurer.

This upgrade combines underwriting excellence with an enhanced user experience, including easier and faster access to information via intuitive graphical user interfaces. Patriot Life Insurance will benefit from straight-through-processing capabilities and the move to advanced HTML5 web technologies (from Adobe Flash).

“Sapiens is pleased to see Patriot Life Insurance in production with Sapiens UnderwritingPro version 10,” said David Pidgeon, head of Sapiens Life & Annuity business unit for North America. “The shift to advanced HTML5 web technologies greatly improved Sapiens UnderwritingPro for Life & Annuities’ user interface and experience, and ensures a long-term strategic operational platform. We now have a proven version of UnderwritingPro that is available to all clients.”

This project was completed within seven months, including the third-party vendor integration.

“Patriot Life Insurance views Sapiens as a long-term and strategic partner,” said Martin Dinehart, executive vice president and chief operation officer, Patriot Life Insurance. “They intimately understand the North American life market and offer innovative underwriting technology. This latest version of UnderwritingPro offers tremendous ease of use and I was impressed with the level of teamwork exhibited by Patriot Life Insurance and Sapiens personnel. The integration with IntelliScript’s Irix® – Risk Score is seamless and the UnderwritingPro rules engine works well with the new data. The project proceeded smoothly and we successfully met an ambitious timeline.”

Patriot Life Insurance is in the planning stages of expanding its use of Sapiens UnderwritingPro rules to provide real-time decisions for select products and customers.

Sapiens UnderwritingPro for Life & Annuities (formerly called StoneRiver LifeSuite) is a web-based solution for automated underwriting and new business case management that is part of Sapiens CoreSuite for Life & Annuities (formerly called Sapiens ALIS). It speeds new business processes for insurance carriers and their channels, offering an intuitive user interface with critical updates and task assignments provided on a real-time dashboard. Sapiens UnderwritingPro enables underwriters and case managers to work on multiple cases simultaneously.

About Patriot Insurance

Patriot Life Insurance Company is a life insurance subsidiary of Frankenmuth Insurance located in Michigan. It operates in many states in the Midwest, Southeast, and Northeast regions of the United States where Patriot Life is licensed.

The life insurance products marketed by Patriot Life Insurance Company are sold through a network of over 1,500 independent insurance agents. Our network of agents is dedicated to serving policyholders with the most appropriate coverage for their individual needs. To learn more (including states where life insurance policies are available), visit us at www.fmins.com/life.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com